Exhibit 99.2

Sundance Energy Australia Limited (ASX: SEA) Execute – Deliver – Grow Not for release in the United States February 2014

This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information. Disclaimers 2

Not an offer The Information does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction. Neither this presentation nor anything in it shall form any part of any contract for the acquisition of Sundance shares. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions. In particular, this presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this presentation have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws. No securities described in this presentation will be offered in the United States. Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, a contractor of Sundance, has consented to the inclusion of this information in the form and context in which it appears. Disclaimers (continued) 3

 Equity Raise Overview 4 Offer Structure Placement of 84.2 million fully paid ordinary shares to raise gross proceeds of approximately A$80 million before costs. Shares will be issued via a two-tranche s708 placement 63.7 million shares to raise A$60.6m, within SEA’s 15% placement capacity (“Tranche 1”) 20.5 million shares to raise A$19.4m, subject to shareholder approval (“Tranche 2”) Pricing Fixed price of A$0.95 per share Discount of 5.9% to the 20 February 2014 closing price of A$1.01 per share Discount of 8.7% to the 5-day VWAP Use of Funds Acceleration of development program, particularly in the Eagle Ford and the Mississippian/Woodford General corporate purposes, including the acquisition of additional mineral leases or oil and gas wells in SEA’s major operating areas Sole Lead Manager Euroz Securities Limited Post Raising Cash on hand of US$169 million (pro-forma, 31 December 2013, prior to costs) Shares on issue of 547.4 million after placement Market Capitalisation of A$520 million at Placement issue price of A$0.95 Indicative Timetable* Tranche 1 Settlement on Wednesday, 5 March 2014 Extraordinary General Meeting to approve Tranche 2 tentatively scheduled for Thursday, 3 April 2014 or as soon thereafter as practicable Tranche 2 Settlement will occur immediately following receipt of shareholder approval - currently scheduled for Friday, 4 April 2014 * Times are indicative and subject to change

Achieved record production of 5,028* boepd for the month of December 2013 and 4,415* boepd for the fourth quarter of 2013 Closed the sale of the Company’s Phoenix prospect in the Williston Basin which resulted in net proceeds of $39.1M The Company expects to produce an average of 6,700 - 7,500* boepd in 2014 with an exit rate of 8,000 – 9,000* boepd by accelerating its pace of development and shifting to pad drilling in the Eagle Ford Chose to delay the US initial public offering as it did not meet the goals and objectives of the proposed issue *Net of royalties Updates 5

 Investment Highlights 6 Premier Acreage Premier position in 3 of the leading US oil resource plays Multi-year drilling inventory in the Eagle Ford, Wattenberg, and Mississippian Production Growth Four rig horizontal program focused on the Eagle Ford and Mississippian/Woodford 2014 exit rate production estimated to be 8,000 – 9,000 boepd Development driving uplift in reserves set to drive SEA’s future growth Liquids Rich Current production 80% oil & reserve base approximately 72% oil Liquids rich associated gas Financial Strength Cash position of ~US$169M as of December 31, 2013, pro forma for this capital raising $300 million senior and $100 million second lien credit facilities with Wells Fargo Significant Upside Continued success in Woodford appraisal project, primarily in Logan County, OK Operational efficiencies in Eagle Ford driving down costs and improving recoveries Eagle Ford down spacing test to 60 acres in-progress

Sundance Energy (ASX: SEA) is an independent energy company focused on the exploration, development and production of large, repeatable resource plays in North America. The Company’s current activities are focused on the Eagle Ford, Mississippian/Woodford and Wattenberg. *Market capitalization translated from AUD to USD at 0.89702 **Reserve evaluation by Netherland Sewell & Associates, Inc. Company Profile 7 Market Data as at February 20, 2014 Pro Forma Share price A$1.01 Market capitalization A$552.9M Issued shares 547.4M Enterprise value* $357.3M Company Data as of 30 June 2013 Production (December 2013 Average) 5,028 boepd 1P Reserves** 14.3 mmboe 1P PV10** $237.6M 2P Reserves** 27.9 mmboe 2P PV10** $401.8M Cash (Pro Forma, before fees) $168.7M Debt $30M

Production, cash flow and proved reserve growth through aggressive development of existing assets Over 90% of capital budget focused on Company operated assets Financial flexibility to pursue mineral leases and small, bolt-on asset acquisitions 2014 Forecasted Development Program 8 Operated Net Wells Cap Ex Net Wells Cap Ex Mississippian 6.0 21.0 $ 7.2 25.2 $ Woodford 6.0 27.0 7.2 32.4 Wattenberg Horizontal 1.5 6.8 1.5 17.9 Eagle Ford 19.9 159.4 24.1 192.6 Operated sub-total 33.4 214.1 40.0 268.0 Non-Operated Mississippian/Woodford 1.9 7.5 1.9 7.5 Wattenberg Horizontal 4.4 14.3 4.4 14.3 Non-operated sub-total 6.2 21.8 6.2 21.8 Sub-total development cap ex 39.6 235.9 46.2 289.8 Leasing & exploration - - - 50.0 Total 39.6 235.9 $ 46.2 339.8 $ Base Case Accelerated Case

Company Production Guidance and Reserve Overview 9

 Reserve evaluation prepared by Netherland Sewell & Associates, Inc. as of June 30, 2013 Excludes evaluation of the majority of the Company’s potential Woodford locations Pro forma for acquisition of approximately 10,000 acres announced in January 2014 Diversified Assets in Leading US Liquids Basins 10 Greater Anadarko Mississippian/Woodford Net Acres ~55,000 (3) 3P Reserves (mmboe) (1) (2) 27.6 South Texas Eagle Ford Net Acres ~8,100 3P Reserves (mmboe) (1) 27.7 DJ Basin Niobrara/Codell Wattenberg Net Acres ~5,000 3P Reserves (mmboe) (1) 12.2 Williston Basin Bakken/Three Forks Net Acres ~3,300 3P Reserves (mmboe) (1) 7.2

Eagle Ford – Major Players 11 Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window Sundance Acreage Position EOG EOG EOG Newfield Chesapeake Murphy Murphy Anadarko SM-Energy Pioneer Pioneer Pioneer Conoco Conoco Cabot Goodrich Chesapeake Chesapeake Talisman Talisman Talisman Marathon BHP -Petrohawk BHP -Petrohawk Chesapeake Marathon Marathon Swift N Producing Eagle Ford wells color coded by Operator:

Texas: SEA 2013-2014 Drilling Activity

LEGEND

- SEA Acreage
- 2013 SEA Drilled/Drilling Wells
- 2013-14 SEA Planned Wells
- Existing Frac Pits
- Water Wells
- Pipeline



Type Log
11050
11100
11150
11200
11250
11300
Austin Chalk
Upper Eagle Ford
Lower Eagle Ford
Buda



SEA Shannon EFS 1H
On production
SEA Wheeler EFS 1H &
SEA Quintanilla CCR EFS 1H
Currently flowing back
SEA Peeler Ranch EFS 2H
On Production
SEA Teal Ranch EFS 2H
On Production
SEA Quintanilla SMEF 2H
On production
SEA Hoskins EFS 5H
On Production
SEA Quintanilla SMEF 3H
Drilling
SEA Q-Ballard EFS 1H
WOC
SEA Hoskins EFS 2H
On Production – fish
SEA Hoskins EFS 4H
On Production
SEA Dusek EFS B 1H
SEA Dusek EFS S 1H
WOC & Running casing
SEA Q-Kiel EFS 1H &2H
Completion in Progress
SEA Lange E EFS 1H
Completion in Progress

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Eagle Ford : Operations Overview

Efficiencies and Improvements

- Decreasing cycle-times.
  - Average Spud to TD = 16 days (fastest 11 days).
  - Average Spud to IP = 73 days.
  - Moved to pad drilling in Q4 2013.
  - Majority of wells in 2014 will be pad drilled.
- Moved to Company employed pumpers in Q1 2014.
- Bid out larger scale completion program.
- Increase in average lateral length for 2014 wells.

Optimization and Evaluation

- Testing new frac designs in 1st Half 2014:
  - Increasing number of stages, total proppant pumped, clusters, and cluster spacing.
  - All white sand.
- Continue evaluation in test areas using petrophysical logs to select frac stages.
  - Compare production results from equally spaced stages versus selected stage placement.

SUNDANCE energy

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Track Record of Successful Eagle Ford Development 14 Currently executing a 2-rig horizontal drilling program to drive production, cash flow and proved reserve growth. During Q4 2013, began production on 9 gross (7.5 net) new Eagle Ford wells. Note: Wells shown are all Sundance operated wells Net 24-Hour Lateral Peak 24-Hour Working Revenue Test Casing Length IP Rate Well Name Operator Interest Interest Choke Pressure (feet) (Boe) Quintanilla CCR EFS 1H Sundance 100.0% 75.0% 10/64" 2,600 4,446 775 Wheeler EFS 1H Sundance 100.0% 75.0% 10/64" 2,600 4,127 571 Q Ballard EFS 1H Sundance 50.0% 37.5% 10/64" 3,400 5,242 669 Lange E EFS 1H Sundance 100.0% 75.0% 16/64" 5,400 4,420 833 Quitanilla SMEF 3H Sundance 50.0% 37.5% 10/64" 2,700 5,540 1,066 Dusek EFS B 1H Sundance 100.0% 75.0% 10/64" 3,510 2,929 627 Dusek EFS S 1H Sundance 100.0% 75.0% 10/64" 3,400 3,918 476 Q Kiel EFS 2H Sundance 50.0% 37.5% 14/64" 3,900 5,395 846 Hoskins EFS 6H Sundance 100.0% 75.0% 12/64" 3,500 4,869 730 Average 83.3% 62.5% 3,446 4,543 732

 McMullen County - Eagle Ford Economics 15 Well Economics Eagle Ford Net Locations 90 - 120 Spacing assumption (acres) 60 – 80 Well cost ($MM) $7.5 - $9.5(1) EUR (MBoe) 375 - 525(1)(2) Estimated Oil (%) 65 - 80 LOE per Boe $5 - $7 Estimated NPV per well ($MM) $3.1 - $7.1(3) 1 EUR and well costs are related to lateral length. 2 Optimized frac design w/ 7,500 lateral could yield in excess of 600 MBoe. 3 $90 Flat Oil (x103% LLS); $4.25 Flat Gas; NGL’s at 40% of WTI. 10 100 1,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 Boe/d Months on Production Eagleford Type Curve 375 MBoe Curve 525 MBoe Type Curve 0 10 20 30 40 50 60 75 85 95 105 IRR (%) Nymex Price/Bbl (LLS x 103%) $4.25/Mcf flat; NGL's at 40%, 375 MBoe well Performance Based on a 5500' lateral Rate of Return Sensitivities $8.2 MM Well - 5,500ft lateral

Logan County Horizontal Activity

LEGEND		
SEA Acreage	~41,000 Net Acres pro forma for acquisition	
SEA New Acreage		
◆	2012-2013 SEA Drilled Wells	
★	2012-2013 SEA SWD Drilled Wells	
◆ (red)	2014 SEA Logan Planned Wells	
★ (red)	2014 SEA SWD Planned Wells	
◇	2012-13 SEA Non-Op Drilled Wells	
◆ (blue)	Industry Drilled MSSP Wells	
◆ (green)	Industry Drilled Woodford Wells	

Stratigraphic Column For Logan County



Ave. Depth
5,900
6,100
6,200
6,300
6,400
6,500
Mississippi Lime (upper)
Mississippi Lime (Solid)
Osage
Kinderhookian
Woodford
Hunton
Sylvan
Viola (Trenton)
Wilcox
Arbuckle



Structure Map Woodford
75 miles



Nemaha Ridge
N
DVN Crossfield 28-19N-3W-1WH
24-hr IP = 1,031 boepd
DVN Dudek 12-18N-3W-1MH
24-hr IP = 628 boepd
SEA Waldridge 17-4-4-1HW
Currently Drilling
SEA Branson 17-4-23-2HM
24-hr IP = 902 boepd
160 acre spacing test
SEA Branson 17-4-22-1HW
24-hr IP = 459 boepd
SEA Branson 17-4-26-2HM
24-hr IP = 836 boepd
160 acre spacing test
SEA Frick 16-4-13-1HW
Currently Drilling
SEA Plagg 17-3-13-1HM
24-hr IP = 518 boepd
SEA Cornforth 15-3-9-1HW
24-hr IP = 254 boepd*
Logan
12 miles



Isopach MSSP
0
150
300
450
600

SUNDANCE energy

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Logan County Woodford Horizontal Activity 17 Hunton Woodford MSSP Type Log Sylvan Woodford Across SEA Acreage: 50 - 175 ft thick Ave. TOC: 9.67% in WDFD B Ro = 0.80 – 0.85 Ave. Tmax: 442 LEGEND SEA Acreage 2014 SEA Logan Planned Wells 2012-2013 SEA Drilled Wells 2012-13 SEA Non-Op Drilled Wells Industry Drilled Woodford Wells 2012-2013 SEA SWD Drilled Wells SEA New Acreage ~41,000 Net Acres pro forma for acquisition SEA Berg Trust 16-3-23-1HW Currently Flowingback SEA Branson 17-4-22-1HW 24-hr IP = 459 boepd DVN Crossfield 28-19N-3W-1WH 24-hr IP = 1,031 boepd SEA Cornforth 15-3-9-1HW 24-hr IP = 254 boepd 12 miles N Nemaha Ridge SEA Davis 16-3-26-1HW Currently Flowingback SEA Waldridge 17-4-4-1HW Currently Drilling SEA Frick 16-4-13-1HW Currently Drilling

Primary focus is the appraisal of the Mississippian Lime and Woodford formations in Logan County, Oklahoma prospect. During Q4 2013, we began production on 8 gross (4.2 net) new Mississippian Lime wells, and 5 gross (2.1 net) Woodford wells. Stacked Pay in Greater Logan County Project 18 Net Peak 24-Hour Working Revenue IP Rate Well Name Operator Formation Interest Interest (Boe) Rother 16-4-11-2HM Sundance Miss Lime 100.0% 81.9% 507 Commissioners 20-2-30-1HM Sundance Miss Lime 72.1% 58.6% 219 McIntosh 19-3-9-1HM Sundance Miss Lime 75.0% 60.9% 197 Plagg 17-3-13-1HM Sundance Miss Lime 88.8% 69.7% 518 Branson 17-4-23-2HM Sundance Miss Lime 99.8% 80.7% 902 Branson 17-4-26-2HM Sundance Miss Lime 82.3% 65.8% 836 Dudek 12-18N-3W 1MH Devon Miss Lime 1.9% 1.5% 628 Suchy 29-19N-3W 1MH Devon Miss Lime 2.3% 1.9% 463 Charleen 14-19N-3W 1MH Devon Miss Lime 1.7% 1.4% 469 Mississippian Average 58.2% 46.9% 527 Branson 17-4-22-1HW Sundance Woodford 80.8% 68.6% 459 Cornforth 15-3-9-1HW Sundance Woodford 99.0% 81.3% 254 Crossfield 28-19N-3W 1WH Devon Woodford 9.8% 8.0% 1,031 Dudek 18-18N-3W 1WH Devon Woodford 17.7% 14.4% 436 Sedona 12-19N-3W 1WH Devon Woodford 1.6% 1.3% 345 Woodford Average 41.8% 34.7% 505

 Logan County – Mississippian Lime Economics 19 1 $90 Flat Oil: $4.25 Flat Gas, $3.5MM capex. 10 100 1,000 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 Boe/d Months on Production Mississippian Lime Type Curve 200 MBoe Type Curve 250 MBoe Type Curve 0 10 20 30 40 50 60 70 80 90 100 75 85 95 105 IRR (%) Nymex Price/Bbl 3% Discount to WTI; $4.25/Mcf flat; no NGL's Rate of Return Sensitivities $3.5 MM Well with 65% Oil 200 MBoe 250 MBoe Net Locations Spacing assumptions (acres) Average well costs ($MM) EUR (MBoe) Estimated Oil (%) LOE per Boe Estimated NPV per well ($MM) 30 day IP (Boe/d) SNDE Well Economics 50 - 70 $8 - $12 $0.5 - $2.7 (1) 125 - 350 100 - 150 160 - 210 $3.5 200 - 250

30 miles N Wyoming Colorado Greater Wattenberg Field DJ Basin: Wattenberg Activity 20 6 miles N Codell Net Porosity Isopach > 10% (ft) 1 7 20 14 27 Encana Operated Horizontal Pad LEGEND SEA Acreage 2013 SEA Non-Op Horizontal Wells Industry Drilled Horizontal Wells 2012 SEA Drilled Wells SEA Recently Acquired Acreage 2012 SEA Drilled Wells (not completed as of 31/Dec/12) 2013 SEA Planned Wells Core Wattenberg (SEA) Anadarko Operated Horizontal Pad State 1H-16H (SEA 25%) Producing (24-hour 634 boepd)

 Upside in Potential Wattenberg Horizontal Program 21 Other Operators (14 wells) Expected Curve (375 mboe) SEA Scoping Economics HZ Niobrara Net Locations 36 - 80 Spacing assumption (acres) 20 - 40 Well cost (MM) $5.1 - $5.6 EUR (mboe) 300 - 500 Estimated Liquids (%) 50 - 60 30 Day IP (boe/d) 200 – 1,000 LOE per boe $8 - $12 Estimated NPV per well (MM) $0.4 - $3.9 (1) (1) $90 Flat Oil; $4.25 Flat Gas, $5.4MM capex, $10/BOE opex

Activity Pipeline 22 Close lease acquisitions Q114 Eagle Ford well results Q214 New Mississippian & Woodford well results Q214 Results from new Eagle Ford frac design Q314 Increased Eagle Ford drilling inventory (TBD)

Appendices 23

 High Quality, Scalable Reserves 24 Future Net Revenue (M$) Oil (mbbls) Gas (mmcf) mboe Total Present Worth at 10% Proved Developed Producing 2,659.4 5,266.1 3,537.1 185,729.5 122,286.6 Proved Developed Not Producing 1,354.2 2,854.5 1,830.0 82,942.1 47,874.0 Proved Undeveloped 6,244.8 16,235.8 8,950.8 220,239.8 67,469.2 Total Proved 10,258.4 24,356.4 14,317.8 488,911.4 237,629.8 Probable 10,061.4 21,185.8 13,592.4 435,049.7 164,179.9 Possible 29,247.4 105,194.5 46,779.8 1,169,049.3 320,565.4 Total Proved, Probable and Possible 49,567.2 150,736.7 74,690.0 2,093,010.4 722,375.1 Sundance oil prices are based on a West Texas Intermediate posted price of $88.13 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials. Sundance gas prices are based on a Henry Hub spot price of $3.444 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Board of Directors Mike Hannell, Chairman 45 years’ experience in upstream and downstream petroleum industry. Previously held senior positions with Santos Ltd and Mobil Oil. Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Damien Hannes, Non-Executive Director More than 25 years’ finance experience; most recently, 15 years with Credit Suisse in Asia Pacific region. Weldon Holcombe, Non-Executive Director More than 30 years’ technical, operational and managerial experience in leading US unconventional resource plays. Most recently Executive VP, Mid-Continent Region for Petrohawk Energy Corporation. Neville Martin , Non-Executive Director Former partner and current consultant at Minter Ellison in Adelaide. 40 years’ experience in corporate law and mining and gas law. Former state president of the Australian Mining & Petroleum Law Association. Experienced Board and Management 25 Management Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Cathy Anderson, Chief Financial Officer Certified Public Accountant with over 25 years’ experience with companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Vice President, Exploration & Development More than 15 years’ geologic experience in exploration, development, resource play evaluation, well design/ development/completion and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land More than 30 years’ senior land experience in the oil and gas industry with companies such as Cimarex and Texaco. Experience encompasses field leasing, title, lease records and management of multi-rig drilling programs.

Sundance oil prices are based on a West Texas Intermediate posted price of $88.13 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials. Sundance gas prices are based on a Henry Hub spot price of $3.444 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials. For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $91.51 per barrel of oil and $5.468 per MCF of gas. All prices are held constant throughout the lives of the properties. Operating costs used in the reserve report are based on operating expense records of Sundance. Capital costs used in the reserve report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. “m” is defined as a thousand. “mmboe” is defined as a million barrels of oil equivalent. Definitions 26

This document does not constitute an offer of new ordinary shares ("New Shares") of the Company in any jurisdiction in which it would be unlawful. New Shares may not be offered or sold in any country outside Australia except to the extent permitted below. Canada (British Columbia, Ontario and Quebec provinces) This document constitutes an offering of New Shares only in the Provinces of British Columbia, Ontario and Quebec (the "Provinces") and to those persons to whom they may be lawfully distributed in the Provinces, and only by persons permitted to sell such New Shares. This document is not, and under no circumstances is to be construed as, an advertisement or a public offering of securities in the Provinces. This document may only be distributed in the Provinces to persons that are "accredited investors" within the meaning of NI 45-106 – Prospectus and Registration Exemptions, of the Canadian Securities Administrators. No securities commission or similar authority in the Provinces has reviewed or in any way passed upon this document, the merits of the New Shares or the offering of New Shares and any representation to the contrary is an offence. No prospectus has been, or will be, filed in the Provinces with respect to the offering of New Shares or the resale of such securities. Any person in the Provinces lawfully participating in the offer will not receive the information, legal rights or protections that would be afforded had a prospectus been filed and receipted by the securities regulator in the applicable Province. Furthermore, any resale of the New Shares in the Provinces must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with exemptions from dealer registration and prospectus requirements. These resale restrictions may in some circumstances apply to resales of the New Shares outside Canada and, as a result, Canadian purchasers should seek legal advice prior to any resale of the New Shares. The Company, and the directors and officers of the Company, may be located outside Canada, and as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or its directors or officers. All or a substantial portion of the assets of the Company and such persons may be located outside Canada, and as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside Canada. Any financial information contained in this document has been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board. Unless stated otherwise, all dollar amounts contained in this document are in Australian dollars. Statutory rights of action for damages or rescission Securities legislation in certain of the Provinces may provide purchasers with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, when an offering memorandum that is delivered to purchasers contains a misrepresentation. These rights and remedies must be exercised within prescribed time limits and are subject to the defenses contained in applicable securities legislation. Prospective purchasers should refer to the applicable provisions of the securities legislation of their respective Province for the particulars of these rights or consult with a legal adviser. The following is a summary of the statutory rights of rescission or to damages, or both, available to purchasers in Ontario. In Ontario, every purchaser of the New Shares purchased pursuant to this document (other than (a) a "Canadian financial institution" or a "Schedule III bank" (each as defined in NI 45-106), (b) the Business Development Bank of Canada or (c) a subsidiary of any person referred to in (a) or (b) above, if the person owns all the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary) shall have a statutory right of action for damages and/or rescission against the Company if this document or any amendment thereto contains a misrepresentation. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Company. This right of action for rescission or damages is in addition to and without derogation from any other right the purchaser may have at law. In particular, Section 130.1 of the Securities Act (Ontario) provides that, if this document contains a misrepresentation, a purchaser who purchases the New Shares during the period of distribution shall be deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages or, alternatively, may elect to exercise a right of rescission against the Company, provided that (a) the Company will not be liable if it proves that the purchaser purchased the New Shares with knowledge of the misrepresentation; (b) in an action for damages, the Company is not liable for all or any portion of the damages that the Company proves does not represent the depreciation in value of the New Shares as a result of the misrepresentation relied upon; and (c) in no case shall the amount recoverable exceed the price at which the New Shares were offered International Offer Restrictions 27

Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than (a) in the case of any action for rescission, 180 days after the date of the transaction that gave rise to the cause of action or (b) in the case of any action, other than an action for rescission, the earlier of (i) 180 days after the purchaser first had knowledge of the fact giving rise to the cause of action or (ii) three years after the date of the transaction that gave rise to the cause of action. These rights are in addition to and not in derogation from any other right the purchaser may have. Certain Canadian income tax considerations. Prospective purchasers of the New Shares should consult their own tax adviser with respect to any taxes payable in connection with the acquisition, holding, or disposition of the New Shares as any discussion of taxation related maters in this document is not a comprehensive description and there are a number of substantive Canadian tax compliance requirements for investors in the Provinces. Language of documents in Canada. Upon receipt of this document, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of these securities (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement. United Kingdom Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the New Shares. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the New Shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the New Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. United States This document may not be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this document have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws. International Offer Restrictions (continued) 28

Hong Kong WARNING: This document has not been, and will not be, registered as a prospectus under the Companies Ordinance (Cap. 32) of Hong Kong (the "Companies Ordinance"), nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the "SFO"). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the New Shares have not been and will not be offered or sold in Hong Kong other than to "professional investors" (as defined in the SFO). No advertisement, invitation or document relating to the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors (as defined in the SFO and any rules made under that ordinance). No person allotted New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities. The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. Singapore This document and any other materials relating to the New Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of New Shares, may not be issued, circulated or distributed, nor may the New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), or as otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA. This document has been given to you on the basis that you are (i) an existing holder of the Company’s shares, (ii) an "institutional investor" (as defined in the SFA) or (iii) a "relevant person" (as defined in section 275(2) of the SFA). In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore. Any offer is not made to you with a view to the New Shares being subsequently offered for sale to any other party. There are on-sale restrictions in Singapore that may be applicable to investors who acquire New Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly. International Offer Restrictions (continued) 29